Metalico, Inc 186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610

January 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention:        John Cash

       Accountant Branch Chief

Re:	Metalico, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 12, 2013
File No. 1-32453

Dear Mr. Cash:

Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of December 20, 2013 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012 (the “10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2013 (the “10-Q”).

Please be advised that the Company intends to submit its responses on or before January 14, 2014.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2014

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely yours,

/s/ KEVIN WHALEN
Kevin Whalen
Senior Vice President and Chief Financial Officer